Exhibit 99.1

Genmab Announces Appointment of Tahamtan Ahmadi to Newly Created Position of Chief Medical Officer, Head of Experimental Medicines

Company Announcement

COPENHAGEN, Denmark; February 22, 2021 – Genmab A/S (Nasdaq: GMAB) announced today that Tahamtan Ahmadi, M.D., Ph.D., has been appointed to the newly created position of Executive Vice President and Chief Medical Officer, Head of Experimental Medicines effective March 1, 2021. Dr. Tahi Ahmadi joined Genmab in 2017 and previously served as Genmab’s Senior Vice President, Head of Oncology. In this new role, Dr. Ahmadi will lead research, discovery, regulatory and medical activities. He joins the Executive Management Team of Chief Executive Officer Dr. Jan van de Winkel, Chief Development Officer Dr. Judith Klimovsky, Chief Financial Officer Anthony Pagano, and Chief Operating Officer Anthony Mancini.

Based in Genmab’s New Jersey, U.S. office, Dr. Ahmadi has been instrumental in the scale up of the fully integrated R&D enterprise within Genmab, and he will serve the key role of Chief Medical Officer as Genmab continues its journey towards a leading fully integrated biotech innovation powerhouse. Before joining Genmab, Dr. Ahmadi was head of experimental medicine and early development oncology at Janssen, where he led the global development of daratumumab including clinical R&D and medical affairs strategy. A hematologist/oncologist by training, he holds an M.D. from the University of Cologne and a Ph.D. in immunology from the University of Freiburg.

“As we continue to evolve and grow our organization, I am delighted that Tahi will take on this exciting new role and further strengthen Genmab’s very strong Executive Management Team. Given his proven track record of drug development leadership and innovative thinking, I am confident that Tahi will effectively drive our R&D teams alongside Judith to deliver on our promise to create, develop and bring truly differentiated next-generation antibody medicines to cancer patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.”

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop, and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 09
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Appointment of Tahamtan Ahmadi to Newly Created Position of Chief Medical Officer, Head of Experimental Medicines

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 09
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122